Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 16, 2019

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 234 (“PEA 234”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 235 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on October 9, 2019, with respect to the Grandeur Peak US Stalwarts Fund, a new series of the Registrant (the “Fund”).

In connection with this response letter, and on or around December 23, 2019, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 234 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided November 22, 2019 to PEA 234, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 234.

U.S. Securities and Exchange Commission

Division of Investment Management

December 16, 2019

Staff Comments:

1.	Staff Comment: Please ensure that an opinion as to the legality of shares is filed with the New PEA.

□ Registrant’s Response: Comment complied with. A new opinion of counsel with respect to legality of the Fund’s shares will be enclosed as an exhibit to the New PEA.

2.	Staff Comment: Please provide a completed fees and expenses table, as well as expense examples, in EDGAR correspondence as soon as possible prior to the filing of the 485(b) post-effective amendment.

□ Registrant’s Response: Comment complied with. Please see Exhibit A hereto.

3.	Staff Comment: Footnote “**” to the Fund’s fees and expenses table makes reference to “previous letter agreements.” Please explain supplementally what this refers to, and file copies of the expense limitation agreement, as well as any prior agreements still in effect, as exhibits to the New PEA.

□ Registrant’s Response: As of the date of the New PEA, the Fund (which is new) does not have any previous expense limitation agreements with the Adviser other than the one in effect through August 31, 2021. However, the Fund may enter into one or more similar expense limitation agreements when the current agreement’s term concludes. The reference to “previous letter agreements” is intended to refer to any expense limitation agreements entered into prior to the one currently in effect. As this is the first such agreement for the Fund, and in the interest of clarity, the Registrant will delete the reference in this footnote. The Registrant will file a copy of the current expense limitation agreement with the New PEA, and confirms that there are no previous expense limitation agreements to be filed.

4.	Staff Comment: The Fund’s name includes a reference to “stalwarts.” Please explain the significance of the word and explain what the Fund considers to be a “stalwart” company.

□ Registrant’s Response: Based on information provided by the Adviser, the Fund regards “stalwart” companies as those displaying some mix of the following characteristics: quality (in the Adviser’s view) management, meaningful competitive advantage, a business model indicative of potential for good cash flow and a solid balance sheet, and recurring solid growth.

U.S. Securities and Exchange Commission

Division of Investment Management

December 16, 2019

5.	Staff Comment: With respect to the Fund’s principal investment strategy disclosure, explain supplementally how being organized or located in the United States ties a company to the United States economically.

□ Registrant’s Response: The Registrant understands that although the Fund’s adviser generally looks to ascertain where an issuer derives a majority of its revenues or has a majority of its assets, determining whether an issuer is economically tied to a country based solely on those criteria is an increasingly complex assessment given the transnational nature of many companies’ operations. As a consequence, the Fund’s adviser also looks to where an issuer is organized or located, since that location likely also determines the nature of the issuer’s tax obligations. In the adviser’s view, an undertaking to pay taxes in a particular country or jurisdiction can be an indicator of the issuer’s economic ties to that country or jurisdiction.

6.	Staff Comment: As the Fund states that it may invest in companies domiciled outside the United States, explain whether the Fund will invest in issuers located in emerging markets. If such investments will be a principal strategy of the Fund, please disclose it and include corresponding principal risk language.

□ Registrant’s Response: Comment complied with. While the Fund may invest in companies domiciled outside the United States, it does not expect that emerging market companies to be a significant component of such issuers. As a consequence, the Fund does not regard emerging markets risk as a principal risk of the Fund.

7.	Staff Comment: The Fund also states that it may “invest in growth companies that the Adviser believes have hit a temporary setback and therefore have a particularly appealing valuation relative to their long-term growth potential.” Please explain how investing in such companies is consistent with the use of the word “stalwart.”

□ Registrant’s Response: Comment complied with. The Fund believes that all growth companies may face temporary setbacks, during which their stock prices may be negatively impacted. In the Adviser’s view, assuming the portfolio manager’s long-term thesis is intact, stocks of “stalwart” companies (i.e., those possessing some mix of the characteristics noted in Response No. 4 above) may be found at appealing valuations during such setbacks. As a consequence, the Fund believes that the Adviser’s ability to invest in growth companies that are in the midst of a setback is not inconsistent with the use of the word “stalwart,” but rather reflects the Adviser’s belief that growth managers who (unlike the Fund) avoid such otherwise strong companies during such periods may miss good upside opportunity while increasing the risk of their portfolios on the downside.

U.S. Securities and Exchange Commission

Division of Investment Management

December 16, 2019

8.	Staff Comment: The Fund also states “[t]he Adviser may significantly shift Fund assets between asset classes or sectors based on where it believes the best growth opportunities and valuations currently exist.” Since the Fund has an 80% investment policy with respect to equity securities, consider deleting the term “significantly” from the aforementioned sentence. Please also clarify that although the Fund may shift assets, it will still adhere to its 80% investment policy under normal circumstances.

□ Registrant’s Response: Comment complied with. The Registrant has revised the disclosure such that it reads “[t]he Adviser may significantly shift Fund assets between sectors based on where the Adviser believes the best growth opportunities and valuations currently exist.”

In addition, in the interest of clarity, the Registrant will state the following: “Notwithstanding such shifts, the Adviser will still, under normal market conditions, invest at least 80% of the Fund's assets at the time of purchase in equity securities of companies that are domiciled in the United States.”

9.	Staff Comment: The Fund states that it “may invest a significant percentage of its assets in a few sectors.” If the Fund will have significant investments in specific sectors, provide appropriate disclosure identifying those sectors and include corresponding principal risk disclosure.

□ Registrant’s Response: Based on information provided by the Adviser, the Registrant understands that the Fund will not have specific targeted sectors, and that while the Adviser may take more significant positions in sectors that are appealing at any given time, such sectors may also change over time.

10.	Staff Comment: In the Prospectus disclosure relating to the Fund’s portfolio managers, the explanation of the duties and responsibilities of the different portfolio managers is not clear. Please clarify who is acting as a portfolio manager for the Fund, and whether those individuals are jointly responsible for the management of the Fund. We refer the Registrant to instruction 2(b) under Item 5 of Form N-1A, which require a Fund to:

State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio (“Portfolio Manager”).

□ Registrant’s Response: Each of the individuals identified under the heading “Portfolio Managers” in the Summary section of the Fund’s prospectus is a portfolio manager of the Fund, insofar as each is “primarily responsible for the day-to-day management of the Fund.”

U.S. Securities and Exchange Commission

Division of Investment Management

December 16, 2019

With respect to the disclosure appearing in the Item 10 disclosure in the Fund’s statutory prospectus, the Registrant notes that the description of task differentiation between the “Guardian Portfolio Manager” and “Lead Portfolio Managers” is for shareholders’ informational purposes only. In the interest of clarity, the Registrant will revise the second sentence in the introductory paragraph of this section to state that “[t]rades may be initiated by any of the portfolio managers or analysts on the team, but each of the named portfolio managers is jointly and primarily responsible for the day-to-day oversight and management of the Fund.”

11.	Staff Comment: With respect to the section of the Fund’s Item 9 disclosure appearing under the heading “Other Strategies,” please clarify that these are non-principal strategies of the Fund.

□ Registrant’s Response: Comment complied with. The Registrant has revised the heading of the section in question to “Non-Principal Strategies of the Fund.”

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission

Division of Investment Management

December 16, 2019

Exhibit A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Institutional Shares
Redemption Fee (as a percentage of or amount redeemed within 60 days of purchase)	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and service (12b-1) fees	None
Other Expenses*	0.56%
Total Annual Fund Operating Expenses	1.31%
Fee Waiver and Expense Reimbursement**	-0.31%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	1.00%

*	Other expenses are based on estimated amounts for the Fund’s first fiscal year.
**	Grandeur Peak Global Advisors, LLC (the “Adviser”), has agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement (excluding acquired fund fees and expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to 1.00% of the Fund’s average daily net assets for the Fund’s Institutional Class Shares. This agreement (the “Expense Agreement”) is in effect through August 31, 2021. The Adviser will be permitted to recapture expenses it has borne through the Expense Agreement to the extent that the Fund’s expenses in later periods fall below annual rates set forth in the Expense Agreement; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred. The Expense Agreement may not be terminated or modified prior to August 31, 2021 except with the approval of the Fund’s Board of Trustees.

EXAMPLE

This example helps you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This example reflects the net operating expenses with expense waivers through the current term of the Expense Agreement, which ends on August 31, 2021. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

U.S. Securities and Exchange Commission

Division of Investment Management

December 16, 2019

Although your actual costs may be higher or lower, based on these assumptions your cost would be:	1 Year	3 Years
Institutional Shares	$102	$352